FOR IMMEDIATE RELEASE: January 19, 2012	PR 12-01

Atna Increases Briggs Gold Resource and Replaces Mined Ounces

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report the results of the newly completed resource estimate for the Briggs Mine, Inyo County, California. Development drilling during 2011 was successful in expanding the mineral resource base at the Briggs Mine and in replacing the mineral resources mined during 2011. Additionally, drilling completed in 2011 increased the measured and Indicated Resources (“M & I”) by nearly 8%. The majority of the increase in the M & I resource is located in the Deep Briggs zone which now contains a resource of over 11.5 million tons grading 0.015 oz/ton gold (10.5 million tonnes grading 0.51 g/t) containing 171,000 ounces.

“Our 2011 drilling campaign added nearly 50,000 ounces to the M & I resource categories and replaced the gold ounces mined at Briggs in 2011. This is a very positive return on our drilling dollars and highlights the potential for additional resource replacement at Briggs in the future. These increases should translate into increased mineral reserves and mine-life for Briggs once design work is completed.”, stated James Hesketh, President and CEO.

	2011			2010
	Short Tons	Grade oz/ton Au	Contained ounces	Short Tons	Grade oz/ton Au	Contained ounces	Change Percent
Measured	13,258,000	0.021	276,800	10,326,000	0.022	232,000	19.3%
Measured	13,258,000	0.021	276,800	10,326,000	0.022	232,000	19.3%
Indicated	20,285,000	0.019	383,400	20,331,000	0.019	379,900	0.9%
M & I	33,543,000	0.020	660,200	30,657,000	0.020	611,900	7.9%
Inferred	12,937,000	0.018	228,500	15,183,000	0.017	262,700	-13.0%

	2011			2010
	Metric Tonnes	Grade g/t Au	Contained ounces	Metric Tonnes	Grade g/t Au	Contained ounces	Change Percent
Measured	12,027,500	0.72	276,800	9,367,600	0.75	232,000	19.3%
Measured	12,027,500	0.72	276,800	9,367,600	0.75	232,000	19.3%
Indicated	18,402,200	0.65	383,400	18,444,000	0.65	379,900	0.9%
M & I	30,429,700	0.69	660,200	27,811,500	0.69	611,900	7.9%
Inferred	11,736,200	0.62	228,500	13,773,800	0.58	262,700	-13.0%

Note: The numbers in the resource tables above may not precisely add up due to rounding.

A total of 2.6 million tons of ore was mined at Briggs in 2011 at an average grade of 0.016 oz/ton (2.3 million tonnes at 0.55g/t) containing 43,400 ounces. A total of 33,018 ounces of gold were recovered and 32,370 ounces were sold.

The updated resource estimate was completed by Mr. Alan C. Noble, P.E. of Ore Reserve Engineering, Lakewood, Colorado and independent consulting engineer. Mr. Noble’s work incorporates the 2011 drilling data and the year-end 2011 topography (as-mined surface) and establishes the 2011-year end resource for the mine site.  This data will be utilized to establish the mine’s new design and reserve base which is anticipated to be completed prior to the end of the first quarter 2012.

Mr. Noble is an independent consulting engineer and Qualified Person, as defined in NI 43-101 and has reviewed this press release for its accuracy. Additionally, this press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, and has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com